BRIDGE BUILDER TRUST

AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is amended and restated effective August 18, 2015, by and between Bridge Builder Trust, a Delaware statutory trust (the “Trust”), with respect to each of the funds listed on Schedule A (each a “Fund” and collectively the “Funds”), and the investment adviser of the Funds, Olive Street Investment Advisers, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Trust pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust, and the Adviser dated August 1, 2013 (the “Investment Advisory Agreement”); and

WHEREAS, Schedule A of the Investment Advisory Agreement was updates as of February 18-19, 2015 to reflect the most recently added Funds;

WHEREAS, pursuant to the Investment Advisory Agreement, the Funds are responsible for, and have assumed the obligation for, payment of all expenses that have not been specifically assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (with respect to the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.   Limit on Operating Expenses.

The Adviser hereby agrees to limit during the Expense Limitation Period (as that term is defined in Paragraph 2 of this Agreement) the Funds’ Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average annual net assets, as provided under Schedule A (each “an Annual Limit,” and collectively, the “Annual Limits”) by (i) waiving all or a portion of the Adviser’s investment advisory fee payable pursuant to the Investment Advisory Agreement and (ii) to the extent such fee waiver by itself is insufficient, reimbursing each Fund the portion of such Operating Expenses that is in excess of the corresponding Annual Limit for such fiscal year.  To the extent that a Fund’s Operating Expenses, as accrued each month, exceeds its Annual Limit accrued for such month, the Adviser will waive its investment advisory fees and, if that is insufficient, pay that Fund, on a monthly basis, the amount of the accrued Operating Expenses in excess of the accrued Annual Limit within 30 days of being notified that any excess Operating Expenses payment is due.

2.   Definition.  For purposes of this Agreement:

             a.           Subject to Paragraph 2.b., the term “Operating Expenses” means the expenses of the Funds that are appropriately reflected in each Fund’s “Ratio of Expenses to Average Annual Net Assets” in the Funds’ prospectuses pursuant to Item 13(a) “Financial Highlights” of Form N-1A in accordance with Instructions 4.a and 4.b thereto, as each such Item and Instruction (including the provisions of Regulation S-X referred to in such instructions) is in effect as of the date hereof, including expenses such as, but not limited to, the Funds’ advisory and administrative fees or expense reimbursements, audit expenses, Trust’s Board of Trustees meeting costs, legal costs for ordinary operations, costs of preparing and filing post effective amendments, annual and semiannual reports to shareholders, and any proxy materials, and printing and distributing prospectuses, statements of additional information, shareholder reports and any proxy materials for current shareholders, and other expenses that would be part of the expenses borne by a registered investment company in the ordinary course of business including any Rule 12b-1 fees, Shareholder Servicing Plan fees and other expenses described in the Investment Advisory Agreement or as determined by the Trust’s Board of Trustees, but does not include any “Acquired Fund” fees and expenses (within the meaning of Item 3 of Form N-1A in effect on the date hereof), front-end or contingent deferred loads, redemption fees, taxes, leverage interest, dividend and interest expense on securities sold short, brokerage fees (including commissions, mark-ups and mark-downs) incurred other than when a Fund is purchasing individual securities, annual account fees for margin accounts, expenses incurred in connection with any merger or reorganization, or extraordinary or non-routine expenses such as litigation.

                          b.           Notwithstanding Paragraph 2.a, the term “Operating Expenses” of a Fund shall be deemed not to include any expenses of a Fund to the extent that such expenses of a Fund are directly attributable to fees of the Trust’s administrators, custodians, transfer agents, fund accountants, chief compliance officer, shareholder services providers or distributors, in excess of the fee rates provided for in the agreements for such services for a Fund in effect as of the date hereof.  Any fees of the services providers in respect of a Fund thereof that are in excess of the fee rates provided for in the agreements for such services for a Fund in effect as of the date hereof shall be the sole responsibility of the Trust and the Funds and not of the Adviser without in each case the express prior written consent of the Adviser.

c.           The term “Expense Limitation Period” is defined as the period of time commencing on October 28, 2015 through the Initial Expiration Date reflected on Schedule A, and each subsequent one year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.   Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the following terms and conditions:

a.           Any reductions made by the Adviser in its fees or payment of expenses which are a Fund’s obligation are subject to reimbursement by a Fund to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by a Fund toward the Operating Expenses for such fiscal year (taking into account the reimbursement) does not exceed the Annual Limit on a Fund’s Operating Expenses.  The Adviser may recoup reimbursements made in any fiscal year of a Fund over the following three fiscal years.  Any such reimbursement is also contingent upon the Trust’s Board of Trustees review at time the reimbursement is made.  Such reimbursement may not be paid prior to a Fund’s payment of current ordinary operating expenses.

b.           The Adviser may agree not to require payment of any portion of the reimbursement of expenses otherwise due to it pursuant to this Agreement.  Any such agreement shall be applicable only with respect to the specific items covered thereby and shall not constitute an agreement not to require payment of any future reimbursement due to the Adviser hereunder.

4.   Term.  This Agreement shall become effective on October 28, 2015 and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.   Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon 60 days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that the Adviser at its election may terminate this Agreement without payment or penalty or consent effective upon the end of an Expiration Limitation Period upon at least 60 days written notice prior to the end of the Expense Limitation Period.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.  The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination.

6.   Amendment.  Any amendment to this Agreement must be approved by mutual written consent of the parties, including the consent of the Board of Trustees of the Trust.

7.   No Shareholder Vote.  For purposes of clarity, the parties acknowledge that a vote of the shareholders of a Fund is not required to amend or terminate this Agreement.

8.   Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

9.   Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the Investment Company Act of 1940 (the “1940 Act”), to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or a Fund.

10.   Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Advisory Agreement.

11.   Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

12.   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, as amended, and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

13.   Entire Agreement.  This Agreement, including its appendices and schedules (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

BRIDGE BUILDER TRUST, on behalf of itself and the Funds listed on Schedule A	OLIVE STREET INVESTMENT ADVISERS, LLC

By: /s/ Joseph C. Neuberger	By: /s/ William E. Fiala

Print Name: Joseph C. Neuberger	Print Name: William E. Fiala

Title: President	Title: Vice President

SCHEDULE A

Series of Bridge Builder Trust	Expense Caps	Initial Expiration Dates
Bridge Builder Bond Fund	0.48%	October 28, 2016
Bridge Builder Large Cap Growth Fund	0.51%	October 28, 2016
Bridge Builder Large Cap Value Fund	0.51%	October 28, 2016
Bridge Builder Small/Mid Cap Growth Fund	0.73%	October 28, 2016
Bridge Builder Small/Mid Cap Value Fund	0.73%	October 28, 2016
Bridge Builder Core Plus Bond Fund	0.42%	October 28, 2016
Bridge Builder Municipal Bond Fund	0.48%	October 28, 2016
Bridge Builder International Equity Fund	0.67%	October 28, 2016

Schedule A – Operating Expenses Limitation Agreement